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                                              Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767


              CIRCUIT CITY STORES, INC. ANNOUNCES PLAN TO SPLIT OFF
              -----------------------------------------------------
                       ITS CARMAX AUTO SUPERSTORE BUSINESS
                       -----------------------------------

Richmond, Va., February 22, 2002 -- Circuit City Stores, Inc. (NYSE:CC,KMX) today announced that its board of directors has authorized management to initiate a process that would separate its CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free split-off in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become a separate publicly traded company.

Circuit City has requested a ruling from the Internal Revenue Service that the separation would be tax-free to Circuit City and to holders of Circuit City Group and CarMax Group stock. In association with the proposed split-off, the board has authorized the preparation and filing of an appropriate registration statement with the Securities and Exchange Commission.

Circuit City Stores, Inc. currently has the following two series of common stock outstanding: the CarMax Group stock, which is intended to track the performance of the company's auto superstore business and the Circuit City Group stock, which is intended to track the performance of the company's consumer electronics stores and related operations and the retained interest in the auto superstore business. The split-off plan calls for the company to redeem its CarMax Group stock in exchange for shares of CarMax, Inc. stock. Simultaneously, shares of CarMax, Inc. stock would be distributed as a tax-free dividend to the holders of Circuit City Group stock in proportion to the retained interest in the auto superstore business.

In the split-off, the holders of CarMax Group stock would receive one share of CarMax, Inc. stock for each share of stock redeemed by the company. Management presently anticipates that the holders of Circuit City Group stock would receive

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Circuit City Stores, Inc.
Page 2 of 3


a fraction of a share of CarMax, Inc. stock for each share of Circuit City Group stock they hold. As of today's date, the company estimates that the fraction would be approximately .316, based on the current number of shares of Circuit City Group stock outstanding and the current number of shares of CarMax Group stock reserved for the Circuit City Group. The exact fraction would be determined on the record date for the distribution.

"CarMax has produced solid sales and earnings growth during the past two years and is now able to support its growth, including the previously announced restart of its national expansion program, with no assistance from Circuit City," said W. Alan McCollough, president and chief executive officer of Circuit City Stores, Inc. "This split-off would enable the investment community to analyze each business on its own merits, creating a simpler investment decision for the financial markets. The split-off also would permit management of the two businesses to better focus on the operational and financing objectives of their respective businesses without the constraints imposed by being affiliates within the same corporate group."

The split-off is subject to final approval by the company's board of directors and approval by the company's shareholders. Circuit City expects that the split-off could be consummated by late summer.

In connection with the split-off, Circuit City and CarMax, Inc. intend to file a registration statement containing a proxy statement/prospectus and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors may obtain a free copy of these materials when they become available as well as other materials filed with the SEC concerning Circuit City and CarMax, Inc. at the SEC's Web site at http://www.sec.gov. Holders of Circuit City Group and CarMax Group stock will receive at an appropriate time a proxy statement and information on how to obtain at no cost transaction-related documents from Circuit City. This release does not constitute an offering of any securities.

With respect to the split-off, Circuit City and its officers and directors may be deemed to be participants in the solicitation of proxies from the company's shareholders. Information regarding Circuit City's officers and directors is included in Circuit City's proxy statement for its 2001 annual meeting of shareholders filed with the SEC on May 11, 2001. This document is available free of charge at the SEC's Internet site or by directing a request to Circuit City Stores, Inc. at 9950 Mayland Drive, Richmond, Virginia 23233, Attention:
Corporate Secretary. Carolyn Baldwin Byrd and Paula G. Rosput were elected to the Circuit City board after the 2001 annual meeting, and therefore their interests in Circuit City are not described in the proxy statement for that meeting. Ms. Byrd beneficially owns 503 Circuit City Group shares and 60 CarMax Group shares and holds options to acquire 4,393 Circuit City Group shares and 507 CarMax Group shares, and Ms. Rosput beneficially owns 342 Circuit City Group shares and 60 CarMax Group shares and holds options to acquire 2,962 Circuit

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Circuit City Stores, Inc.
Page 3 of 3

City Group shares and 517 CarMax Group shares. None of these options is exercisable within 60 days of the date of this release. Since the 2001 annual meeting, Kim D. Maguire has been appointed executive vice president - merchandising for the company. He holds 40,500 restricted Circuit City Group shares and options to acquire 200,000 Circuit City Group shares. Mr. Maguire's options are not exercisable within 60 days of the date of this release.

In a separate release this morning, Circuit City updated fourth quarter and fiscal year 2002 sales and earnings expectations for the Circuit City Group and announced fiscal 2003 remodel plans and sales and earnings expectations for the Circuit City business.

Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. CarMax is the nation's leading specialty retailer of used cars. With headquarters in Richmond, Va., Circuit City Stores, Inc. operates 603 Circuit City Superstores and 20 mall-based Circuit City Express stores, giving it more locations in more markets than any other consumer electronics specialty retailer. The company operates 38 CarMax retail units in 36 locations, including 33 used-car superstores. CarMax operates 18 new-car franchises, 15 of which are integrated or co-located with its used-car superstores. For more information, access the company's Web sites at http://www.CircuitCity.com and http://www.CarMax.com.

This release contains forward-looking statements, which are subject to risks and uncertainties. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the Circuit City Stores, Inc. SEC filings. A number of uncertainties, risks, conditions and other factors also could prevent the implementation of the split-off described in this release.

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Contact:   Ann Collier, Vice President of Financial and Public Relations, (804) 527-4058
           Celeste Gunter, Director of Circuit City Investor Relations, (804) 418-8237
           Dandy Barrett, Director of CarMax Investor Relations, (804) 935-4591

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